July 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1998 and 1997, total revenues increase 19.2% from $422,832 to $503,890 and total expenses decreased 1.2% from $316,487 to $312,578. Equity in income of the real estate joint venture
increased 24.2% from $21,764 to $27,035.   As a result,  net  income increased
70.4% from $128,109 to $218,347 for the three month period ended June 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 84.4% for the three month period ended June 30, 1998 as compared to 85.5% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $12,400 (4.5%) primarily as a result of lower yellow pages advertising costs, repairs and maintenance and salaries and wage expenses partially offset by higher real estate tax expenses. General and administrative expenses increased approximately $8,500 (21.2%) primarily as a result of higher incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income. Equity in income from the real estate joint venture increased primarily as a result of higher rental revenue.

For the six month periods ended June 30, 1998, and 1997, total revenues increased 13.2% from $842,470 to $953,035 and total expenses decreased slightly from $637,720 to $637,194. Equity in income of the real estate joint venture increased 24.0% from $41,810 to $51,824. As a result, net income increased 49.1% from $246,560 to $367,665 for the six month period ended June 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Operating expenses decreased approximately $15,000 (2.8%) primarily as a result of decreases in yellow pages advertising costs, legal and repairs and maintenance expenses partially offset by an increase in property management fees. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $14,500 (13.9%) primarily as a result of higher incentive management fees, which was discussed above. Equity in income from the real estate joint venture increased as a result of higher rental revenue and lower salaries and wage expenses.

The City of Stockton acquired 6,089 square feet or 5.4% of the Stockton property in 1997. In April 1998 the Partnership received $65,000 as compensation for the acquisition. A gain on sale of land was recorded in the amount of $46,974, and the cost of land was reduced by $18,026. Based on operations since the acquisition, neither cash flow from nor the value of the property appears materially impaired.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President